SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ProQuest Company
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

077852-10-1
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with resepct to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,286,700(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,286,700(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,286,700(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 8.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,286,700(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,286,700(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,286,700(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 8.2%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: San Francisco Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 332,500(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 332,500(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 332,500(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 332,500(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 332,500(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 332,500(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,619,200(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,619,200(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,619,200(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 9.4%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 2,286,700 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 332,500 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 150,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 150,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 150,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

Page 8 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 50,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 50,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, The John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

Page 9 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 54,190(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 54,190(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,190(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: CO

(1)   Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

Page 10 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: The John and Irene Scully Trust, dated May 30, 1994
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 200,000(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 200,000(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.7%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 150,000 of such shares; solely in its capacity as the sole general partner of Netcong Newton Partners, L.P. with respect to 50,000 of such shares.

(2)   Power is exercised through its trustees, John H. Scully and Irene S. Scully.

Page 11 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 50,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 50,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: CO

(1)   Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 12 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 93,362(1)
	8	Shared Voting Power: 2,819,200(2)
	9	Sole Dispositive Power: 93,362(1)
	10	Shared Dispositive Power: 2,819,200(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,912,562(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 10.4%
14	Type of Reporting Person: IN

(1)   2,258 of such shares are owned individually, 11,104 of such shares underlie stock options, which have been included in the total number of shares in the class for determining percent of class, 30,000 of such shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 50,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)   Of these, 2,619,200 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 150,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994, the general partner of Cranberry Lake Partners, L.P., and 50,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994, the general partner of Netcong Newton Partners, L.P.

Page 13 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 35,362(1)
	8	Shared Voting Power: 3,031,790(2)
	9	Sole Dispositive Power: 35,362(1)
	10	Shared Dispositive Power: 3,031,790(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,067,152(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 11.0%
14	Type of Reporting Person: IN

(1)   2,258 of such shares are owned individually, 11,104 of such shares underlie stock options, which have been included in the total number of shares in the class for determining percent of class, 20,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 2,000 of such shares are owned by Mr. Oberndorf's minor children who share his household.

(2)   Of these shares, 2,619,200 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 358,400 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/15/98, and 54,190 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a controlling person of the Oberndorf Foundation, a family foundation.

Page 14 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,619,200(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,619,200(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,619,200(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 9.4%
14	Type of Reporting Person: IN

(1)   These 2,619,200 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 15 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: Vincent Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 16 of 23

CUSIP No. 077852-10-1
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 20,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 20,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: PN

** Denotes less than.

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 17 of 23

             This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 19, 2003, as amended February 20, 2003 and March 3, 2003. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

Name	Source of Funds	Amount of Funds

SPO	Contributions from Partners	$59,546,128.73

SPO Advisory Partners	Not Applicable	Not Applicable

SFP	Contributions from Partners	$9,925,614.31

SF Advisory Partners	Not Applicable	Not Applicable

SPO Advisory Corp.	Not Applicable	Not Applicable

CLP	Contributions from Partners	$2,757,217.30

NNP	Contributions from Partners	$1,678,000.00

O Foundation	Contributions from Shareholders	$1,807,236.50

Scully Trust	Not Applicable	Not Applicable

PS Foundation	Contributions from Shareholders	$1,678,000.00

JHS	Personal Funds(1)	$1,076,798.00

WEO	Personal Funds(1)	$10,358,471.17

WJP	Not Applicable	Not Applicable

VS	Personal Funds(1)	$33,747.50

OFP	Contributions from Partners	$566,162.00

(1) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

Page 18 of 23
Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 28,005,019 total outstanding shares of Common Stock, as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2002.

                SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,286,700 Shares, which constitutes approximately 8.2% of the outstanding Shares.

                SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,286,700 Shares, which constitutes approximately 8.2% of the outstanding Shares.

                SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 332,500 Shares, which constitutes approximately 1.2% of the outstanding Shares.

                SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,500 Shares, which constitutes approximately 1.2% of the outstanding Shares.

                SPO Advisory Corp.

              Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,619,200 Shares in the aggregate, which constitutes approximately 9.4% of the outstanding Shares.

                CLP

              The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 150,000 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                NNP

              The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 50,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

Page 19 of 23

                O Foundation

              The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 54,190 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                Scully Trust

               Because of its positions as the sole general partner of each of CLP and NPP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 Shares, which constitutes approximately 0.7% of the outstanding Shares.

                PS Foundation

              The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 50,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                JHS

              Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for Scully Trust, which serves as the sole general partner of CLP and NNP, and controlling person, sole director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,912,562 Shares, which constitutes approximately 10.4% of the outstanding Shares.

                WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp., sole general partner of OFP, trustee of the William and Susan Oberndorf Trust, dated 10/15/98, and a controlling person of the O Foundation, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,067,152 Shares in the aggregate, which constitutes approximately 11.0% of the outstanding Shares.

                WJP

              Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,619,200 Shares in the aggregate, which constitutes approximately 9.4% of the outstanding Shares.

                VS

              The aggregate number of shares that VS owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                OFP

                The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

Page 20 of 23

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,286,700 Shares.

                SPO Advisory Partners

              Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,286,700 Shares.

                SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,500 Shares.

                SF Advisory Partners

              Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,500 Shares.

                SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,619,200 Shares in the aggregate.

                CLP

              Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 150,000 Shares.

                NNP

              Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 Shares.

Page 21 of 23

                O Foundation

              Acting through its controlling persons, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 54,190 Shares.

                Scully Trust

              Acting through its trustees and in its capacities as the sole general partner of each of CLP and NNP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares in the aggregate.

                PS Foundation

              Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 Shares.

                JHS

              As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,619,200 Shares held by SPO and SFP in the aggregate. Because of his positions as a trustee for Scully Trust, which serves as the sole general partner of CLP and NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares held by CLP and NNP in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,258 Shares owned individually, 11,104 Shares underlying stock options, 30,000 Shares held in the John H. Scully Individual Retirement Account, a self-directed individual retirement account, and 50,000 shares held by the PS Foundation, for which JHS is the controlling person, sole director and executive officer.

                WEO

              As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,619,200 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 358,400 Shares held in the William and Susan Oberndorf Trust, dated 10/15/98, and 54,190 Shares held in the O Foundation. Individually, and because of his position as the sole general partner of OFP, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 Shares held by Oberndorf Family Partners, 2,258 Shares owned individually, 11,104 Shares underlying stock options and 2,000 Shares owned by his minor children.

                WJP

              As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 2,619,200 Shares held by SPO and SFP in the aggregate.

                VS

               VS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,000 Shares.

                OFP

               OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 Shares.

Page 22 of 23

              (c) Since the most recent filing on Schedule 13D, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange as set forth on Schedule I attached hereto. Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

              (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety as follows:

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

Page 23 of 23

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 10, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
OBERNDORF FOUNDATION (1)
THE JOHN AND IRENE SCULLY TRUST,
    DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
VINCENT SCULLY (1)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 3

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
SPO Partners II, L.P.	03/03/03	Buy	39,200	18.94	Open Market/Broker
SPO Partners II, L.P.	03/04/03	Buy	169,000	18.84	Open Market/Broker
SPO Partners II, L.P.	03/05/03	Buy	101,700	18.20	Open Market/Broker
SPO Partners II, L.P.	03/06/03	Buy	5,700	18.25	Open Market/Broker
SPO Partners II, L.P.	03/07/03	Buy	150,000	18.79	Open Market/Broker

EXHIBIT INDEX

Exhibit	Document Description	Page No.
A	Agreement Pursuant to Rule 13d-1(k)	1

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: March 10, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
OBERNDORF FOUNDATION (1)
THE JOHN AND IRENE SCULLY TRUST,
    DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
VINCENT SCULLY (1)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

Exhibits Page 1